SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NUVOX, INC.
(Name of Subject Company (Issuer))

NUVOX, INC.
(Names of Filing Persons (Issuer))

Options to purchase NuVox common stock, par value $.01 per share
(Title of Class of Securities)

    n/a
(underlying NuVox common stock, par value $.01 per share)
(CUSIP Number of Class of Securities)

John P. Denneen, Esq.
Executive Vice President, Corporate Development
and Legal Affairs, and Secretary
NuVox, Inc.
16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017
(636) 537-5700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Denis P. McCusker, Esq.
Bryan Cave LLP
One Metropolitan Sq. Ste. 3600
St. Louis, 63102
(314) 259-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$2,647.37	$0.53

*    Estimated solely for the purpose of calculating the amount of the filing fee. The filing fee assumes that options to purchase 264,737 shares of NuVox common stock having an aggregate value of $2,647.37 as of December 31, 2002, will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the par value of the underlying NuVox common stock. There is no current market for any of the shares.

[x]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,123.27	Filing Party:	NuVox, Inc.
Form or Registration No.:	333-68368	Date Filed:	September 20, 2001

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[x]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   [ ]

     This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (this "Schedule TO") is filed by NuVox, Inc., a Delaware corporation ("NuVox"). This Schedule TO relates to the offer by NuVox to all holders of outstanding employee stock options to purchase shares of NuVox's common stock to exchange such options for stock appreciation rights granted under our 2002 Stock Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 14, 2003 (the "Offer to Exchange") and in the related Letter of Transmittal and Stock Appreciation Rights Agreement, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1)(M), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Exchange, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all it ems of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

Item 12. Materials to be Filed as Exhibits.

(a)(1)(A)	Offer to Exchange dated January 14, 2003, filed herewith.
(a)(1)(B)	Letter of Transmittal, filed herewith.
(a)(1)(C)	Notice of Withdrawal, filed herewith.
(a)(1)(D)	Form of Letter from NuVox to the option holders dated January 14, 2003, filed herewith.
(b)	None.
(c)	None.
(d)(1)(A)	Securities Purchase Agreement dated as of July 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.
(d)(1)(B)	Amendment to Securities Purchase Agreement dated as of July 13, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.
(d)(1)(C)	Second Amendment to Securities Purchase Agreement dated as of August 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.
(d)(1)(D)	Agreement and Plan of Merger, dated as of July 9, 2002, by and between the registrant and NuVox Communications of Texas, Inc., filed herewith.
(d)(1)(E)	Securities Purchase Agreement dated as of September 20, 2001, by and among the registrant and purchasers of Series D Preferred Stock and related warrants (incorporated by reference to Exhibit 10.5 to the registrant's Report on Form 10-K for the fiscal year ended December 31, 2001 (the "2001 Form 10-K")).
(d)(1)(F)	Composite Conformed Copy of Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended as of September 20, 2001, July 9, 2002, and December 31, 2002, among the registrant and the stockholders of the registrant, filed herewith.
(d)(1)(G)	Composite Conformed Copy of Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended as of September 20, 2001 and July 9, 2002, among the registrant and the stockholders of the registrant, filed herewith.
(d)(1)(H)	Composite Conformed Copy of Shareholders Agreement dated August 14, 1998, as amended as of November 18, 1998, December 13, 1999, and September 20, 2001, by and among the registrant and its employee stockholders (incorporated by reference to Exhibit 4.2 to the 2001 Form 10-K.)
(d)(1)(I)	NuVox, Inc. 1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the registrant's Registration Statement on Form S-4 (File No. 333-41040)).

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(d)(1)(J)	NuVox/TriVergent Corporation Employee Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Report on Form 10-K for the fiscal year ended December 31, 2000).
(d)(1)(K)	NuVox, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Report on Form 10-Q for the quarterly period ended September 30, 2001 (the "September 2001 Form 10-Q")).
(d)(1)(L)	NuVox, Inc. 2002 Stock Incentive Plan, filed herewith.
(d)(1)(M)	Form of Stock Appreciations Rights Agreement in connection with stock appreciation rights granted under our 2002 Stock Incentive Plan, filed herewith.
(e)(1)(A)	NuVox, Inc. Series D Loan Program (incorporated herein by reference to Exhibit 10.2 to the September 2001 Form 10-Q).
(e)(1)(B)	Promissory Note executed by G. Michael Cassity in favor of the registrant in principal amount of $851,684.49, filed herewith.
(f)	None.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

     The audited financial statements of NuVox as of and for the two fiscal years ended December 31, 2000 and December 31, 2001 are incorporated herein by reference to Item 8 of NuVox's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC on March 29, 2002.

     The unaudited financial statements of NuVox as of and for the quarter and six months ended September 30, 2002 are incorporated herein by reference to Part I, Item 1 of NuVox's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the SEC on November 14, 2002.

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVOX, INC.
By:	/s/ John P. Denneen
John P. Denneen Executive Vice President and Secretary

Dated: January 14, 2003

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange dated January 14, 2003, filed herewith.
(a)(1)(B)	Letter of Transmittal, filed herewith.
(a)(1)(C)	Notice of Withdrawal, filed herewith.
(a)(1)(D)	Form of Letter from NuVox to the option holders dated January 14, 2003, filed herewith.
(b)	None.
(c)	None.
(d)(1)(A)	Securities Purchase Agreement dated as of July 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.
(d)(1)(B)	Amendment to Securities Purchase Agreement dated as of July 13, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.
(d)(1)(C)	Second Amendment to Securities Purchase Agreement dated as of August 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock, filed herewith.
(d)(1)(D)	Agreement and Plan of Merger, dated as of July 9, 2002, by and between the registrant and NuVox Communications of Texas, Inc., filed herewith.
(d)(1)(E)	Securities Purchase Agreement dated as of September 20, 2001, by and among the registrant and purchasers of Series D Preferred Stock and related warrants (incorporated by reference to Exhibit 10.5 to the registrant's Report on Form 10-K for the fiscal year ended December 31, 2001 (the "2001 Form 10-K")).
(d)(1)(F)	Composite Conformed Copy of Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended as of September 20, 2001, July 9, 2002, and December 31, 2002, among the registrant and the stockholders of the registrant, filed herewith.
(d)(1)(G)	Composite Conformed Copy of Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended as of September 20, 2001 and July 9, 2002, among the registrant and the stockholders of the registrant, filed herewith.
(d)(1)(H)	Composite Conformed Copy of Shareholders Agreement dated August 14, 1998, as amended as of November 18, 1998, December 13, 1999, and September 20, 2001, by and among the registrant and its employee stockholders (incorporated by reference to Exhibit 4.2 to the 2001 Form 10-K.)
(d)(1)(I)	NuVox, Inc. 1998 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the registrant's Registration Statement on Form S-4 (File No. 333-41040)).
(d)(1)(J)	NuVox/TriVergent Corporation Employee Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Report on Form 10-K for the fiscal year ended December 31, 2000).
(d)(1)(K)	NuVox, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Report on Form 10-Q for the quarterly period ended September 30, 2001 (the "September 2001 Form 10-Q")).
(d)(1)(L)	NuVox, Inc. 2002 Stock Incentive Plan, filed herewith.
(d)(1)(M)	Form of Stock Appreciations Rights Agreement in connection with stock appreciation rights granted under our 2002 Stock Incentive Plan, filed herewith.
(e)(1)(A)	NuVox, Inc. Series D Loan Program (incorporated herein by reference to Exhibit 10.2 to the September 2001 Form 10-Q).
(e)(1)(B)	Promissory Note executed by G. Michael Cassity in favor of the registrant in principal amount of $851,684.49, filed herewith.
(f)	None.
(g)	None.
(h)	None.